UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Babcock & Brown Air Limited
(Name of Issuer)
American Depositary Receipts representing Common Shares
(Title of Class of Securities)
05614P 101
(CUSIP Number)

Karen R. Fagerstrom, Esq. Babcock & Brown One Dag Hammarskjold Plaza 885 Second Avenue, 49th Floor New York, New York 10017 (212) 415-0231	Peter S. Malloy Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 8, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown JET-i Co., Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,422,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,422,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,422,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Investment Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,422,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,422,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,422,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown International Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,767,579

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,767,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,767,579

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Limited (Administrators Appointed)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,767,579

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,767,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,767,579

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Australia Group Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 345,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Australia Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 345,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSONS. Babcock & Brown Transaction Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 345,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Transactions Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 345,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. AGSO Property Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 345,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURES

     This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed on October 12, 2007 with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd, for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd, Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Administrators Appointed), and amended and restated by Amendment No. 1 filed on January 15, 2008 with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd, for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Administrators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd (as amended and restated, the “Prior Filing”), which Schedule 13D relates to the American Depositary Shares, each representing one common share, par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda corporation.
     Capitalized terms used in this Amendment without being defined herein have the respective meanings given to them in the Prior Filing.
Item 4. Purpose of Transaction
     Item 4 of the Prior Filing is amended by deleting the third paragraph thereof and substituting in its place the following:
(a)-(j) Babcock & Brown Limited (Administrators Appointed) was placed into voluntary administration on March 13, 2009. BBIPL, the primary operating and asset owning entity of the Babcock & Brown group, will continue to operate and will proceed with the orderly realization of assets over an approximate 2-3 year time horizon to reduce its debt. As part of this process, BBIPL is engaged in an effort to sell all or substantially all of its aircraft management business to a third party buyer, which sale is expected to include all or a portion of the Reporting Persons’ interest in the ADSs of B&B Air. Depending on the outcome of this sale process and such other factors as the Reporting Persons may deem relevant, including, but not limited to, the Reporting Persons’ review and evaluation of the business and prospects of B&B Air, the price level of the ADSs of B&B Air, general market and economic conditions, tax and accounting considerations and/or business, investment or sale opportunities available to the Reporting Persons’, the Reporting Persons may (a) sell all or any part of the ADSs of B&B Air in a privately negotiated transaction as part of the foregoing sale process or separately, (b) sell all or any part of the ADSs of B&B Air held by them pursuant to Rule 144 under the Securities Act of 1933, as amended or otherwise, (c) enter into derivative or similar transactions with respect to the ADSs of B&B Air held by them or (d) engage in any combination of the foregoing. Any resulting potential sale or any of the other potential transactions described above may be announced or consummated at any time, without additional prior notice and prior to any further amendment to this Statement.
Other than as described in this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to B&B Air and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Prior Filing is amended by deleting the first paragraph and substituting in its place the following:
(a) The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. Each of B&B JET-i and BBIHPL is the beneficial owner of 4,422,529 ADSs owned by B&B JET-i. Such ADSs represent approximately 13.6% of B&B Air’s outstanding ADSs. Each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group is the beneficial owner of 345,050 ADSs owned by

AGSO. Such ADSs represent approximately 1.1% of B&B Air’s outstanding ADSs. Each of BBIPL and Babcock & Brown Limited (Administrators Appointed) is the beneficial owner of 4,767,579 ADSs, of which 4,422,529 ADSs are owned by B&B JET-i and 345,050 ADSs are owned by AGSO. Such ADSs represent approximately 14.8% of B&B Air’s outstanding ADSs. All percentages are based on the number of ADSs outstanding as contained in B&B Air’s most recently available filing with the SEC.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Prior Filing is amended to incorporate by reference therein the information set forth in Item 4 of this Amendment.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of June 8, 2009 that the information set forth in this Statement is true, complete and correct.

Babcock & Brown JET-i Co., Ltd
By:	/s/ Gregory Azzara
	Name:	Gregory Azzara
	Title:	Director

Babcock & Brown Investment Holdings Pty Ltd
By:	/s/ Louise Sheppard
	Name:	Louise Sheppard
	Title:	Company Secretary

Babcock & Brown International Pty Ltd
By:	/s/ Susan Glenton
	Name:	Susan Glenton
	Title:	Company Secretary

Babcock & Brown Limited (Administrators Appointed)
By:	/s/ D. J. F. Lombe
	Name:	D. J. F. Lombe
	Title:	Administrator

Babcock & Brown Australia Group Pty Ltd
By:	/s/ Louise Sheppard
	Name:	Louise Sheppard
	Title:	Company Secretary

Babcock & Brown Australia Pty Ltd
By:	/s/ Louise Sheppard
	Name:	Louise Sheppard
	Title:	Company Secretary

Babcock & Brown Transaction Holdings Pty Ltd
By:	/s/ Louise Sheppard
	Name:	Louise Sheppard
	Title:	Company Secretary

Babcock & Brown Transactions Pty Ltd
By:	/s/ Louise Sheppard
	Name:	Louise Sheppard
	Title:	Company Secretary

AGSO Property Pty Ltd
By:	/s/ Louise Sheppard
	Name:	Louise Sheppard
	Title:	Company Secretary